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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

friendlyway Corporation (formerly Biofarm, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09058S100

(CUSIP Number)

friendlyway AG
Münchener Str. 12-16
85774 München
Germany
Attn: Vorstand
011- 49-89-9979140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005 — April 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09058S100

1.	Name of Reporting Person: friendlyway AG		I.R.S. Identification Nos. of above persons (entities only): I.D. No. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,529,825

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,029,825

		10.	Shared Dispositive Power: 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,529,825

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.2%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

     This Amendment No. 1 (the “Amendment”) amends Schedule 13D filed with the Securities and Exchange Commission on January 11, 2005 by friendlyway AG, a German corporation, with respect to the common stock, $0.001 par value per share (“Common Stock”), of friendlyway Corporation (formerly Biofarm, Inc.), a Nevada corporation (the “Issuer”), with its principal executive office at 1255 Battery Street, Suite 200, San Francisco, California 94111.

Item 2. Identity and Background.

     This Amendment is being filed on behalf of friendlyway AG (the “Reporting Corporation”), with its principal executive office at Münchener Str. 12-16, 85774 München, Germany. Its principal line of business is the sale of displays and kiosks.

     Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Corporation acquired 6,000,001 of the shares of the Issuer owned by it pursuant to that certain Share Exchange Agreement between the Issuer, friendlyway, Inc. and the stockholders of friendlyway, Inc. dated August 13, 2004 (the “Share Exchange Agreement”) as modified by that certain Closing Agreement dated December 10, 2004 (the “Closing Agreement”). Pursuant to the Share Exchange Agreement, the Reporting Corporation exchanged all of the shares of friendlyway, Inc. owned by it for shares of Common Stock.

     The Reporting Corporation acquired 1,529,824 of the shares of Common Stock owned by it pursuant to a Settlement Agreement and Limited Release between the Reporting Corporation and Alexander von Welczeck, dated as of February 28, 2005 (the “Settlement Agreement”). Pursuant to the Settlement Agreement and the Stock Power and Assignment Separate from Stock Certificate dated March 21, 2005, Alexander von Welczeck transferred 1,529,824 shares of the Issuer to the Reporting Corporation in order to satisfy certain deferred payment obligations owed to the Reporting Corporation.

Item 4. Purpose of the Transaction.

     The transaction between the Reporting Corporation and the Issuer with respect to the 6,000,001 shares of the Issuer pursuant to the Share Exchange Agreement was effected simultaneously with similar transactions between the Issuer and all the other holders of friendlyway, Inc. stock in order that friendlyway, Inc. would become a wholly-owned subsidiary of the Issuer.

     Under the terms of the Share Exchange Agreement, the Reporting Corporation and Alexander von Welczeck may be entitled to receive additional shares of Common Stock if certain representations and warranties made by the Issuer in the Share Exchange Agreement have been breached. Under the terms of the Settlement Agreement, Alexander von Welczeck has agreed to transfer to the Reporting Corporation 20% of the additional shares of the Issuer that he receives under the Share Exchange Agreement.

     The Settlement Agreement between the Reporting Corporation and Alexander von Welczeck referred to in Item 3 providing for the transfer of 1,529,824 shares of the Issuer provides a settlement of certain claims by the Reporting Corporation against Alexander von Welczeck. As described above, the Settlement Agreement provides that the Reporting Corporation may be entitled to receive additional shares of the Issuer from Alexander von Welczeck.

     Between February 2, 2005 and April 26, 2005, in eighteen separate transactions which are described below, the Reporting Corporation issued, in Germany to non-residents of the United States, German convertible bonds (Zeichnungsscheine) (the “Instruments”) with an aggregate face value of €643,500 convertible into a maximum of 5,500,000 shares of Common Stock held by the Reporting Corporation at a rate of €0.18 per share. On the relevant days during the period when such convertible loan instruments were issued the value in U.S. Dollars of €0.18 fluctuated within a range running from slightly above $0.23 to slightly below $0.024. If some or all of the Instruments are converted, the Reporting Corporation will no longer have voting or dispositive power in respect of the relevant shares.

     The Share Exchange Agreement provides that the Issuer will call a meeting of stockholders of the Issuer to, among other things, elect new directors and, in connection therewith, to nominate Alexander von Welczeck, one nominee of Alexander von Welczeck, Henry Lo and Klaus Trox (an affiliate of the Reporting Corporation) to serve as directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	According to the Issuer’s Definitive 14C Information Statement filed with the Securities and Exchange Commission on March 28, 2005, there were issued and outstanding 24,928,130 shares of Common Stock on March 14, 2005. As of the date hereof, the Reporting Corporation has beneficial ownership of 7,529,825 of such shares, representing approximately 30.2% of the outstanding shares of Common Stock of the Issuer. This includes shares of Common Stock that may be transferred by the Reporting Corporation to holders of the Instruments. The Instruments are convertible into a maximum of up to 5,500,000 shares of Common Stock, but pending conversion, the Reporting Corporation retains voting power and shares dispositive power (with the noteholders) and therefore is the beneficial owner of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934.

(b)	The Reporting Corporation has (i) the sole power to vote or to direct the vote of all 7,529,825 shares of Common Stock held by Reporting Corporation, (ii) the sole power to dispose or to direct the disposition of 2,029,825 shares of Common Stock held by Reporting Corporation and (iii) the shared power to dispose or to direct the disposition of 5,500,000 shares of Common Stock held by Reporting Corporation.[1]

(c)	Other than the acquisition of the 6,000,001 shares of Common Stock pursuant to the Share Exchange Agreement and the acquisition of the 1,529,824 shares of Common Stock pursuant to the Settlement Agreement, both as described herein, the Reporting Corporation has not effected any transactions in the Issuer’s stock in the last 60 days except for the issuance of the Instruments in Germany to non-residents of the United States as follows:

Date	Quantity	Price Per Share[2]
March 30, 2005	1,500,000	€0.18
March 15, 2005	40,000	€0.18
April 18, 2005	55,000	€0.18

[1]	The holders of the Instruments share dispositive power with the Reporting Corporation with respect to 5,500,000 shares of the Issuer’s Common Stock by virtue of holding the Instruments that are convertible into the Issuer’s Common Stock. No holder of Instruments has the right to convert Instruments into 5% or more of the Issuer’s Common Stock.

[2]	On the relevant days during the period when the Instruments were issued the value in U.S. Dollars of €0.18 fluctuated within a range running from slightly above $0.23 to slightly below $0.024.

February 9, 2005	20,000	€0.18
February 2, 2005	40,000	€0.18
February 2, 2005	70,000	€0.18
February 10, 2005	20,000	€0.18
February 18, 2005	20,000	€0.18
February 16, 2005	35,000	€0.18
March 31, 2005	20,000	€0.18
February 7, 2005	30,000	€0.18
February 22, 2005	90,000	€0.18
April 7, 2005	550,000	€0.18
April 18, 2005	55,000	€0.18
April 18, 2005	555,000	€0.18
April 15, 2005	280,000	€0.18
April 18, 2005	140,000	€0.18
March 24, 2005	55,000	€0.18

(d)	To the knowledge of the Reporting Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of The Issuer.

     Under the terms of the Share Exchange Agreement, the Issuer, the Reporting Corporation and Alexander von Welzceck will enter into a voting agreement with respect to the shares of the Issuer held by the Reporting Corporation and Alexander von Welzceck. While such voting agreement has not yet been executed, under the terms of the Closing Agreement the Reporting Corporation has agreed to execute such voting agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Officers and Directors of Reporting Corporation.*
Exhibit 2	Share Exchange Agreement dated August 13, 2004.**
Exhibit 3	Closing Agreement dated December 10, 2004.**
Exhibit 4	Settlement Agreement and Limited Release dated February 28, 2005.*
Exhibit 5	Relevant Sections of Stock Purchase Agreement dated August 1, 2002, which gave rise to the claims settled pursuant to Exhibit 4
Exhibit 6	Translation and German language original of Offer of Convertible Bond (Angebot einer Aktienanleihe BIOF 01/2005)
Exhibit 7	Translation and German language original of Form of Acceptance by Private Individuals of Offer of Convertible Debt (A Zeichnungsschein (Privatpersonen), *
Exhibit 8	Translation and German language original of Form of Acceptance by Juridical Persons of Offer of Convertible Debt (B Zeichnungsschein (juristische Personen)) *

*	Filed herewith.

**	Incorporated by reference to Exhibit Nos. 2.1 and 2.2 filed with Biofarm, Inc.’s report on Form 8-K on December 16, 2004. filed with Biofarm, Inc.’s report on Form 8-K filed on December 16, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 27, 2005	friendlyway AG

	By:	/s/ Klaus Trox

Name: Klaus Trox
Title: CEO, friendlyway AG

/s/ Andreas Stuetz

Name: Andreas Stuetz
Title: CMO, friendlyway AG